Wefunder Revenue Share Calculator -- Inputs and Outputs

Forward-looking projections cannot be guaranteed.

Company name	**Right Proper Brewing**
Tentative loan disbursal date	**Sep 26, 2025**
Total target loan amount	**$120,000**
Multiple for investors	**1.25 [1]**
% of revenues	**1.50% [2]**
2025 revenue	**$0**
2026 revenue	**$2,602,361**
2027 revenue	**$2,862,597**
Projected annual growth rate	**10%**
Years to repay	**4.25**
"Interest" per year	**6%**
Repayment amount	**$150,000**
Quarter repaid	**Q3, 2029**
Total "Interest"	**25%**

Quarterly view

Quarter	Year	Revenue	Loan repayments	Cumulative repayments	Outstanding loan amount
Q3, 2025	2025	$0	$0	$0	$150,000
Q4, 2025	2025	$0	$0	$0	$150,000
Q1, 2026	2026	$0	$0	$0	$150,000
Q2, 2026	2026	$650,590	$9,759	$9,759	$140,241
Q3, 2026	2026	$650,590	$9,759	$19,518	$130,482
Q4, 2026	2026	$650,590	$9,759	$29,277	$120,723
Q1, 2027	2027	$715,649	$10,735	$40,011	$109,989
Q2, 2027	2027	$715,649	$10,735	$50,746	$99,254
Q3, 2027	2027	$715,649	$10,735	$61,481	$88,519
Q4, 2027	2027	$715,649	$10,735	$72,216	$77,784
Q1, 2028	2028	$787,214	$11,808	$84,024	$65,976
Q2, 2028	2028	$787,214	$11,808	$95,832	$54,168
Q3, 2028	2028	$787,214	$11,808	$107,640	$42,360
Q4, 2028	2028	$787,214	$11,808	$119,448	$30,552
Q1, 2029	2029	$865,936	$12,989	$132,437	$17,563
Q2, 2029	2029	$865,936	$12,989	$145,426	$4,574
Q3, 2029	2029	$865,936	$4,574	$150,000	$0

Annual view

Year	Revenue	Loan repayments	Cumulative repayments	Outstanding loan amount
2025	$0	$0	$0	$150,000
2026	$1,951,771	$29,277	$29,277	$120,723
2027	$2,862,597	$42,939	$72,216	$77,784
2028	$3,148,857	$47,233	$119,448	$30,552
2029	$3,463,742	$30,552	$150,000	$0